Exhibit 99.1

PRESS RELEASE

March 6, 2019

Vedanta declares 2nd Equity Interim Dividend of Rs. 1.85/ share amounting to Rs. 685 Crore

The Board of Directors of the Company, in their meeting held on March 6, 2019, have approved 2nd Interim Dividend of Rs. 1.85/- per equity share i.e. 185 % on face value of Re.1/- per share for the Financial Year 2018-19.

The record date for the purpose of payment of dividend is March 14, 2019. The total payout is Rs. 685 Crore.

With this the total dividend for the year stands at Rs. 18.85/- Per Equity Share representing a dividend yield of ~8% based on last one year average share price of the Company.